Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE

Tele2 announces Leadership Team positions in merged company

Stockholm – Tele2 AB, (Tele2), (NASDAQ OMX Stockholm: TEL2 A and TEL2 B) today announces a number of Leadership Team (LT) positions in the merged company of Tele2 and Com Hem. Additional LT positions will be announced before the closing of the merger.

In January 2018, Tele2 and Com Hem announced the intention to merge the two companies. Following that announcement, integration planning has been ongoing and today a number of the Leadership Team (LT) positions of the future company are announced. The forming of a new LT and the appointments are conditional upon the approval of the merger by both the European Commission and the shareholders of the two companies.

The announced positions are:
●	Mikael Larsson, Executive Vice President, Group CFO.

●	Samuel Skott, Executive Vice President, Sweden Consumer.

●	Karin Svensson, Executive Vice President, Chief People and Change Officer.

●	Stefan Backman, Executive Vice President, Group General Counsel.

All of these positions will report directly to Anders Nilsson, incoming CEO of the Tele2 Group. The appointments will become effective at closure of the merger, at which point Lars Nordmark, current Executive Vice President Group CFO at Tele2 and Richard Peers, currently Executive Vice President Chief People and Change Officer at Tele2, will leave the company.

As a result of the planned merger, Sweden becomes a significantly larger part of the total Tele2 operation and will hence be split into two reporting units: Business to Consumers and Business to Business. Samuel Skott, currently CEO of Tele2 Sweden, will head up the Consumer operations, the largest business unit in the company, which includes the brands Tele2, Comviq, Com Hem and Boxer. The person to head up the Business operations will be announced at a later stage, together with the remaining positions in the LT. This announcement will be made before the closing of the transaction which is expected to occur in Q4, as previously communicated.

Until the merger has received approval, Tele2 and Com Hem will continue with business as usual and to act as two independent and separately listed companies with their current Leadership Teams and Board of Directors, respectively.

About Mikael Larsson
Mikael is currently the CFO of Com Hem, a position he has held since 2015. Prior to that Mikael was the CFO of Kinnevik AB for 13 years. He has also held positions at Arthur Andersen as an auditor and a consultant.

Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE

About Samuel Skott
Samuel is currently Executive Vice President, CEO Tele2 Sweden, a position he assumed in 2016. He started his career at Tele2 in 2005 and has held several senior positions including Commercial Director for Customer & Product Design.

About Karin Svensson
Karin is currently a self-employed Human Resources advisor. She was previously the Chief Human Resources Officer at Bisnode. Karin started her career with Accenture where she was a Partner for 11 years, founder of their Talent & Organisation Performance practice in Sweden, and the Nordic HR Director and Human Capital Lead.

About Stefan Backman
Stefan is currently Executive Vice President Group General Counsel at Tele2. He has held several senior positions at Tele2 over the past 11 years. Prior to that, he worked at the Swedish Post and Telecom Authority (PTS) and at the Administrative Court of Stockholm.

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 08:00 CEST on August 29, 2018.

Important notice
The registration statement has not yet been declared effective by the SEC. The registration statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov. This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.